May 11, 2017
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, D.C. 20549
Attention - Scott Anderegg
Re:    Registration Statement on Form S-3 (File No. 333-202626)
Request for Acceleration of Effectiveness
Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, we hereby request that the effective time of the above-reference Registration Statement be accelerated so that such Registration Statement will become effective at 9:00 a.m., Eastern time, on May 16, 2017, or as soon thereafter as practicable.
If you need additional information, please contact Robert L. Kimball of Vinson & Elkins L.L.P. at (214) 220-7860.
Sincerely,
EZCORP, Inc.

By:	/s/ Thomas H. Welch, Jr.
Thomas H. Welch, Jr.
Senior Vice President, General Counsel and Secretary

EZCORP, Inc. ● 2500 Bee Cave Road ● Building One, Suite 200 ● Rollingwood, Texas 78746 ● (512) 314-3400